

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Victor Shvetsky
Chairman, Chief Executive Officer, Secretary
 and Principal Financial and Accounting Officer
Quarta-Rad, Inc.
1201 Orange Street, Suite 600
One Commerce Center
Wilmington, DE 19801

> **Re:** **Quarta-Rad, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-196078**

Dear Mr. Shvetsky:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include required financial statements for the interim period ending March 31, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director